Exhibit 99.1

January 15, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Integrated Media Technology Limited

We have read the statements made by Integrated Media Technology Limited in this Form 6-K regarding the change in auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made in this Form 6-K.

Very truly yours,

HKCM CPA & Co.

Certified Public Accountant

(Predecessor firm: HKCMCPA Company Limited)

15th Floor, Aubin House, 171-172 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us